UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                               January                               , 20 07
                    Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
                    Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	January 10, 2007	By:	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

ANNOUNCEMENT EGM POSTPONEMENT

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“Company”) hereby announce that in refer to the Notice of the Company’s Extraordinary General Meeting of Shareholders 2007 (“the EGMS”) issued on Thursday, December 28, 2006, the Company’s Board of Directors hereby announced to the Shareholders that the EGMS that was previously scheduled on Friday, January 26, 2007 will be postponed to Wednesday, February 28, 2007.
Those eligible to attend the EGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on February 12, 2007
According to the paragraph 4, article 21 of the Company’s Article of Association, Shareholder/s with a minimal ownership of 10% of the total outstanding shares with valid voting rights may propose agenda for the EGMS which is expected to be received by February 6, 2007.
Invitation for the EGMS shall be announced on February 13, 2007.
With the postponement of the EGMS, all announcement and disclosures in compliance to the Bapepam-LK Rule No. IX.E.1 on Conflict of Interest Transaction as issued in the Company Press Release dated December 28, 2006 and as published in Bisnis Indonesia, Investor Daily and The Jakarta Post on December 28, 2006 as revised by the announcement in Bisnis Indonesia and Investor Daily on December 29, 2006 are no longer valid.

Bandung, January 10, 2007 PT Telekomunikasi Indonesia, Tbk Board of Directors